================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          L-1 Identity Solutions, Inc.
                                (Name of Issuer)
Common Stock, $0.001 par value                                  50212A 10 6
(Title of class of securities)                                 (CUSIP number)


                           Aston Capital Partners L.P.
                         c/o L-1 Investment Partners LLC
                                177 Broad Street
                               Stamford, CT 06901

                                 with copies to:

                             Marita A. Makinen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 5, 2008
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          Aston Capital Partners L.P.

------------------- --------------------------------------------------------------------------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [_]
                                                                       (b) [X](1)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [   ]
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                                 0
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,219,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                            0
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,219,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                   9,219,047(2)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [   ]

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              10.54%

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          PN

------------------- --------------------------------------------------------------------------------------------------------

          1. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          2. Assuming exercise of all currently exercisable warrants to purchase
          Company Common Stock (as hereinafter defined) beneficially owned by such Reporting Person, but without assuming the exercise of any warrants held by other holders.


                                       2

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          Aston Capital Partners GP LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [_]
                                                                          (b) [X](3)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                  [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                                 0
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,219,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                            0
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,219,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                   9,219,047(4)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    [   ]
                    SHARES:

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             10.54 %

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          OO

------------------- --------------------------------------------------------------------------------------------------------

          3. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          4. Assuming exercise of all currently exercisable warrants to purchase
          Company Common Stock beneficially owned by such Reporting Person, but without assuming the exercise of any warrants held by other holders.



                                       3

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          L-1 Investment Partners LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                            (b) [X](5)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):          [   ]
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                                 0
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,499,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                            0
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,499,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                   9,499,047(6)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [   ]

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              10.83%

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          OO

------------------- --------------------------------------------------------------------------------------------------------

5. The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

6. Assuming exercise of all currently exercisable warrants to purchase Company
Common Stock beneficially owned by such Reporting Person, but without assuming the exercise of any warrants held by other holders.



                                       4

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          Robert V. LaPenta

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [_]
                                                                          (b) [X](7)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                [OO]

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                      1,822,855(8)
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,499,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                    1,822,855
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,499,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  11,321,902(9)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    [   ]
                    SHARES:

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              12.88%

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          IN

------------------- --------------------------------------------------------------------------------------------------------

          7. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          8. Includes shares underlying options exercisable within sixty (60) days of the date hereof and includes shares which the Reporting Person has acquired pursuant to a Securities Purchase Agreement, dated as of June 29, 2008 with the Company. See explanation in Item 5(a)(iv).

          9. Assuming exercise of all currently exercisable warrants to purchase
          Company Common Stock beneficially owned by such Reporting Person.


                                       5

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          James A. DePalma

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [_]
                                                                              (b) [X](10)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                       125,928(11)
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,499,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                      125,928
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,499,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  9,624,975(12)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    [   ]
                    SHARES:

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              10.96%

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          IN

------------------- --------------------------------------------------------------------------------------------------------

          10. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

          11. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          12. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such Reporting
          Person, but without assuming the exercise of any warrants held by other holders.


                                       6

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          Joseph S. Paresi

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [_]
                                                                              (b) [X](13)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                      81,546(1)(4)
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,499,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                       81,546
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,499,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  9,580,593(15)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES:

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              10.91%

------------------- -------------------------------------------------- -----------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -----------------------------------------------------

          13. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          14. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

          15. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such Reporting
          Person, but without assuming the exercise of any warrants held by other holders.


                                       7

------------------- --------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON:                          Doni L. Fordyce

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]
                                                                               (b) [X](16)
------------------- --------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- --------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- --------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                      7       SOLE VOTING POWER:                                                        71,831(17)
SHARES
                               ------- -------------------------------------------------------------------------------------
BENEFICIALLY                   8       SHARED VOTING POWER:                                                       9,499,047
OWNED BY
                               ------- -------------------------------------------------------------------------------------
EACH                           9       SOLE DISPOSITIVE POWER:                                                       71,831
REPORTING
                               ------- -------------------------------------------------------------------------------------
PERSON WITH                    10      SHARED DISPOSITIVE POWER:                                                  9,499,047

------------------- --------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  9,570,878(18)

------------------- --------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    [   ]
                    SHARES:

------------------- --------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              10.90%

------------------- --------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          IN
------------------- --------------------------------------------------------------------------------------------------------

          16. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

          17. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

          18. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such Reporting Person, but without assuming the exercise of any warrants held by other holders.

            This Amendment No. 4 (this "Amendment") amends the Statement on
Schedule 13D originally filed on December 23, 2005 (the "Original Schedule"), by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the "Reporting Persons") and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the "Company Common Stock"), of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

            Item 4. Purpose of the Transaction.

            Item 4 is hereby supplemented by adding the following:

            On August 5, 2008, the Company consummated the transactions contemplated by the Securities Purchase Agreement, dated as of June 29, 2008, by and between the Company and Robert V. LaPenta (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, the Company issued and sold to Mr. LaPenta 750,000 shares of Company Common Stock for a per share price of $13.19 and 15,107 shares of Series A Convertible Preferred Stock, par value $0.001, of the Company (the "Series A Preferred Stock"), for a per share price of $1,000 per share, in exchange for an aggregate consideration in cash of $25 million. The 15,107 shares of Series A Preferred Stock are convertible into 1,145,337 shares of Company Common Stock pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock. Pursuant to the terms and conditions of the Purchase Agreement, Mr. LaPenta is entitled to a contractual price protection right to receive up to 2,185 additional shares of Series A Preferred Stock, if the volume weighted average price of a share of Company Common Stock, as reported by Bloomberg Financial Markets for the 30 consecutive trading days ending on the last trading day prior to June 30, 2009 is less than $13.19.

            The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which agreement is filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008 and which is incorporated herein by reference.

            Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated in its entirety as follows:

            All percentages in this Item 5 are based on 85,832,450 shares of Company Common Stock outstanding as of August 5, 2008.

            (a) The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 4 to Schedule 13D for each of the Reporting Persons is incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Company Common Stock:

            i. Aston may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,219,047 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock beneficially owned by it on its own account, representing approximately 10.54% of the total issued and outstanding shares of Company Common Stock.

            ii. Aston GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,219,047 shares of Company Common Stock, representing approximately 10.54% of the total issued and outstanding shares of Company Common Stock.

            iii. L-1 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,499,047 shares of Company Common Stock, representing approximately 10.83% of the total issued and outstanding shares of Company Common Stock.

            iv. Mr. LaPenta may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,321,902 shares of Company Common Stock, including
(a) 1,622,723 shares of Company Common Stock beneficially owned by him on his own account (including 750,000 shares of Company Common Stock issued to Mr. LaPenta on August 5, 2008, pursuant to the consummation of the transactions contemplated by the Purchase Agreement); and (b) 200,132 shares of Company Common Stock underlying options exercisable within 60 days, representing in the aggregate approximately 12.88% of the total issued and outstanding shares of Company Common Stock.

            v. Mr. James A. DePalma may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,624,975 shares of Company Common Stock, including 11,998 shares of Company Common Stock beneficially owned by him and 113,930 shares of Company Common underlying options exercisable within 60 days, on his own account, representing approximately 10.96% of the total issued and outstanding shares of Company Common Stock.

            vi. Mr. Joseph S. Paresi may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,580,593 shares of Company Common Stock, including 5,439 shares of Company Common Stock beneficially owned by him and 76,107 shares of Company Common underlying options exercisable within 60 days, on his own account, representing approximately 10.91% of the total issued and outstanding shares of Company Common Stock.

            vii. Ms. Doni Fordyce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,570,878 shares of Company Common Stock, including 71,831 shares of Company Common underlying options exercisable within 60 days, on her own account, representing approximately 10.90% of the total issued and outstanding shares of Company Common Stock.

            (b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference.

            (c) Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d) Not applicable.

            (e) Not applicable.

            Item 7. Material to be Filed as Exhibits.

Exhibit No.     Description
-----------     -----------

10.1 Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 4, 2008).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008
                                         ASTON CAPITAL PARTNERS L.P.

                                         By: Aston Capital Partners GP LLC,
                                             its general partner

                                             By: /s/ James A. DePalma
                                                 -------------------------------
                                                 Name: James A. DePalma
                                                 Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008

                                         ASTON CAPITAL PARTNERS GP LLC

                                         By: /s/ James A. DePalma
                                             -----------------------------------
                                             Name: James A. DePalma
                                             Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008

                                         L-1 INVESTMENT PARTNERS LLC

                                         By: /s/ James A. DePalma
                                             ----------------------------------
                                         Name: James A. DePalma
                                         Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008
                                         ROBERT V. LAPENTA

                                         /s/ Robert V. LaPenta
                                         --------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008

                                         JAMES A. DEPALMA

                                         /s/ James A. DePalma
                                         -----------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008

                                         JOSEPH S. PARESI

                                         /s/ Joseph S. Paresi
                                         -----------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2008
                                         DONI L. FORDYCE

                                         /s/ Doni L. Fordyce
                                         -------------------------------------